                                 EXHIBIT 99(ii)

                     PRESS RELEASE ISSUED FEBRUARY 25, 1999

                                  PRESS RELEASE



DISTRIBUTION:     To Business Editor

DATELINE:         February 24, 1999; Universal Mfg. Co., Algona, Iowa

BODY:


         Effective October 1, 1998, Universal Mfg. Co. signed a new sales agreement with Ford Motor Company. This agreement establishes Universal as a Ford Authorized Distributor, and as such, Universal distributes to Ford and Lincoln-Mercury dealerships remanufactured parts produced by Ford Motor Company, along with remanufactured parts produced in Universal's plant, remanufactured engines and transmissions, and Motorcraft branded products. The Motorcraft branded products are a new line for Universal.

         Universal competes with other distributors for the distribution of Ford remanufactured parts and Motorcraft products.

         The sales agreement with Ford requires, and competition dictates, that same-day delivery service be offered to as many dealerships as possible. This required Universal to add trucks, drivers, warehouse space, warehouse personnel, computer system capability, and sales personnel. These additions have increased sales and distribution costs. Sales revenues have not increased correspondingly, thus the reduction in earnings reflected in the figures below:

                     CONSOLIDATED SIX MONTH OPERATING REPORT
                    FOR SECOND QUARTER ENDED JANUARY 31, 1999
                 (Not audited by Independent Public Accountants)

                                                   Second                                     Six
                                                Quarter Ended                             Months Ended

                                           1999                  1998                 1999                 1998
Sales                               $ 4,267,937           $ 4,117,510          $ 9,259,667          $ 9,493,294
Income Before Income Taxes             (151,783)              373,318              359,904            1,010,136
Income Taxes (Est.)                     (60,435)              145,594              139,123              393,953
Net Income                              (91,348)              227,724              220,781              616,183
Earnings Per Share                         (.11)                  .28                  .27                  .76

         Other factors contributed to the reduced earnings. For a few product lines, such as starters and alternators, sales of lower margin Ford remanufactured units displaced units remanufactured by Universal. Some one time costs were also incurred by liquidation of discontinued parts and cores.


                               Page 43 of 45 Pages
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         Sales were negatively affected early in the quarter by higher than usual product returns from Universal's customers, prompted by the deauthorization of certain Ford Authorized Remanufactured product lines. Despite a period of very strong sales during a very cold period in early January, weather was very mild through most of the quarter.

         Universal has initiated an aggressive marketing program for Motorcraft parts and Ford Remanufactured parts, with positive initial results. Universal is also aggressively seeking alternative markets for parts remanufactured in its plant. Universal is optimistic that these efforts, combined with additional distribution opportunities planned by Ford Motor Company should return it to normal profitability in the near future.

         This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements herein that are not historical facts, including statements about the Company's confidence and strategies and the Company's expectations about future market opportunities, market demand or acceptance of the Company's products are forward looking statements that involve risks and uncertainties. These uncertainties include, without limitation, the effect of general economic and market conditions, customer requirement for our products, the continuing strength of the automotive industry, competitor pricing, maintenance of our current momentum, weather conditions and other factors.

         For additional information on this matter please contact Donald D. Heupel, President of Universal, at (515) 295-3557.


                               Page 44 of 45 Pages